UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

           ☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended                                                                                                           December 31, 2009

           ☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the transition period from ________  to  ________

       Commission file number 001-07283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN
200 State Street
Beloit, Wisconsin 53511

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

REGAL BELOIT CORPORATION
200 State Street
Beloit, Wisconsin 53511

REQUIRED INFORMATION

The Regal Beloit Corporation Retirement Savings Plan (“Plan) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

Financial Statements as of and for the Years
Ended December 31, 2009 and 2008,
Supplemental Schedules as of December 31, 2009
and Report of Independent Registered Public Accounting Firm

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	5

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits - December 31, 2009 and 2008	6

Statements of Changes in Net Assets Available for Benefits - Years Ended December 31, 2009 and 2008	7

Notes to Financial Statements	8-14

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009	16

Form 5500, Schedule H, Part IV, Question 4a - Delinquent Participant Contributions For the Year Ended December 31, 2009	17

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Regal Beloit Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Regal Beloit Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan's management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Milwaukee, WI
June 28, 2010

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Cash and cash equivalents	$525,320	$565,290
Investments, at fair value:
Mutual Funds	101,550,884	70,742,983
Common Collective Trust Funds	41,521,474	42,460,496
Pooled separate account	155,268	-
Investment in Regal Beloit Corporation Stock	21,535,051	17,041,624
Participant Loans	3,685,109	3,663,302

Total investments	168,447,786	133,908,405

Receivables:
Employer contributions	94,997	752,556
Participant contributions	226,444	176,800
Accrued interest and dividends	202,886	219,946
Due from other Plans	-	2,520,864
Due from brokers	-	351,166

Total receivables	524,327	4,021,332

Total assets	169,497,433	138,495,027

LIABILITIES:
Due to brokers	380,603	536,856
Accrued administrative fees	3,100	3,100

Total liabilities	383,703	539,956

NET ASSETS AVAILABLE FOR BENEFITS AT
FAIR VALUE	169,113,730	137,955,071

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	419,409	2,234,763

NET ASSETS AVAILABLE FOR BENEFITS	$169,533,139	$140,189,834
See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
CONTRIBUTIONS:
Employer contributions	$4,287,411	$3,925,726
Participant contributions	10,357,715	9,856,228
Participant rollovers	245,577	487,173

Total contributions	14,890,703	14,269,127

INVESTMENT INCOME/(LOSS):
Net appreciation/(depreciation) in fair value of investments	25,080,233	(41,163,202)
Interest and dividends	3,467,616	3,937,009

Total investment income/(loss)	28,547,849	(37,226,193)

DEDUCTIONS:
Benefits paid to participants	14,248,160	11,442,537
Administrative fees	74,009	69,240

Total deductions	14,322,169	11,511,777

NET INCREASE/(DECREASE)	29,116,383	(34,468,843)

Transfers in from other Plans	226,922	11,691,048

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	140,189,834	162,967,629

End of year	$169,533,139	$140,189,834
See notes to financial statements.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2009 AND 2008

1.	DESCRIPTION OF PLAN

The following description of the Regal Beloit Corporation Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

General – The Plan is a defined contribution plan which allows eligible employees to defer compensation as permitted under Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan covers substantially all employees of Regal Beloit Corporation (the “Company”).

Effective January 1, 2008 the Jakel, Inc. 401(k) Retirement Savings Plan merged into the Plan. As a result of this merger, $1,212,234 was transferred into the Plan on January 18, 2008.  Effective August 1, 2008 the Hub City, Inc. Security Plan merged into the Plan.  As a result of this merger, $7,957,950 was transferred into the Plan.  Effective December 31, 2008 the Morrill Motors Retirement Savings Plan merged into the Plan. As a result of this merger, $2,097,614 was transferred into the Plan on January 2, 2009.  Effective December 31, 2008 the Regal Beloit Corporation Value Added Plan merged into the Plan. As a result of this merger, $423,250 was transferred into the Plan on January 2, 2009.

Plan Administration – Marshall & Ilsley Trust Company (the “Trustee”) is trustee, custodian, and record keeper for the Plan.  Principal Financial Group is the trustee of the pooled separate account the Plan invests in.  Overall responsibility for administering the Plan rests with the Administrative Committee.

Contributions – Eligible employees can contribute an amount of up to 100% of eligible compensation as defined by the Plan subject to certain limitations under the IRC.  The Plan also allows “catch-up” contributions for those participants age 50 or over, in addition to the actual deferral amount.

For the 2009 Plan year participating non-union Regal Beloit Corporation employees received an employer match contribution equal to 100% of the first 1% contributed by the employee and a 50% match on the next 5% percent of the employee’s deferral.

Employees who were previously participating in the Regal Beloit Corporation Value Added Plan and Deferred Compensation Plan will continue to receive an additional 2% contribution each year.

Employees who participated in the RBC Manufacturing Corporation Salaried Employees’ Pension Plan and had 10 or more years but fewer than 20 years of vesting service will receive an additional contribution of 1% of their qualifying annual salaries.  Employees with 20 or more years but fewer than 25 years of vesting service will receive an additional contribution of 2% of their qualifying annual salaries.

For Wausau employees represented by Local 1791 I.B.E.W., the Company made a matching contribution of 50% of a participant’s deferral up to 5% of pretax eligible income, if hired before September 1, 2007 and if hired on or after September 1, 2007, the Company made a 50% matching contribution of the participant’s deferral up to 6% of pretax annual eligible income.  For employees represented by Teamsters 662, the Company made a 50% matching contribution of the participant’s deferral up to 5% of pretax annual eligible income.  For Bowling Green employees represented by

Local 1076 I.B.E.W., the Company matched 50% of a participant’s deferral up to 4% of pretax annual eligible income through May 31, 2008 and 50% of a participant’s deferral up to 5% of pretax annual eligible income effective June 1, 2008.  Production employees of Hub City receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income through April 12, 2009 and effective April 13, 2009 a match of 50% up to 5% of a participant’s deferral.

For the 2008 Plan year participating Regal Beloit Corporation Mechanical Group employees, Blytheville employees, excluding the Plant Manager, and Corporate employees, the Company made a match equal to 50% of a participant’s deferral, up to 3% of a participant’s pretax annual eligible income.  The Plan also provided for an annual contribution of 2% of a participant’s pretax annual eligible income to be made for this group.

For the 2008 Plan year participating Salaried employees at Bowling Green, Brownsville, Lebanon, Lima, Wausau and West Plains; and all employees at Fort Wayne , Indianapolis,  Springfield, and the Blytheville Plant Manager, the Company made a 50% matching contribution of the participant’s deferral, up to 5% of pretax annual eligible income, if hired before January 1, 2006.  For the 2008 Plan year for participating hourly employees at Brownsville, the Company made a 50% matching contribution of the participant’s deferral up to 3% of pretax annual eligible income.  For the 2008 Plan year participating hourly employees at Lebanon and West Plains, the Company made a 50% matching contribution of the participant’s deferral up to 3% of pretax annual eligible income if hired before January 1, 2006.  For the 2008 Plan year non-union employees hired on or after January 1, 2006 at the Bowling Green, Fort Wayne, Indianapolis, Lebanon, Lima, Springfield, Wausau, and West Plains facilities, the Company made a 100% matching contribution on the first 2% of the participant’s deferral and a 50% matching contribution on the next 3% of the participant’s deferral of pretax annual eligible income.  For the 2008 Plan year Participating employees of the Leeson Electric Corporation, a wholly-owned subsidiary of Regal Beloit Corporation, receive a Company match of 50% of the participant’s deferral up to 4% of pretax annual eligible income.  For the 2008 Plan year participating employees of RBC Horizon, Inc. wholly-owned subsidiary of Regal Beloit Corporation, receive a Company matching contribution of 100% of the first 1% of the participant’s deferral and 50% of the next 5% of the participant’s deferral of pretax annual eligible income.

The Plan has implemented the Automatic Enrollment feature as allowed pursuant to the Pension Protection Act of 2007.  This auto enrollment is applicable to all employees newly eligible to participate in the Plan.  These participants are auto enrolled for a 3% payroll deferral.  These contributions are defaulted in the Vanguard Lifestyle fund based on the employee’s age absent an investment fund election.

Vesting – Participants at all times have a fully vested interest in individual contribution accounts.  Company matching and discretionary contributions are subject to a two year cliff vesting.  Corporate and Mechanical Group Profit Sharing balances and Added Value Nonelective Contribution balances have a six year step vesting.  All participant accounts become fully vested at the time of death or disability.  Effective April 2, 2009, employees at the Eldon and Brownsville facilities became 100% vested in Company contributions due to the plants closing.  A partial plan termination occurred during 2009 and all affected participants who terminated from service between October 1, 2008 and December 31, 2009 became fully vested.

Forfeited Accounts – At December 31, 2009 and 2008 forfeited nonvested accounts totaled $149,199 and $192,752, respectively.  In the event of a forfeited account, the forfeitures are used to reduce employer contributions in the Plan year following the Plan year in which the forfeitures occur. Forfeitures used during 2009 and 2008 were $202,986 and $142,802, respectively

Benefit Payments – Participants may withdraw their account balance upon retirement, death, disability, termination of employment, or attainment of age 59-1/2.  Participants having any immediate and heavy financial hardship without any other source of funds may request a hardship withdrawal of their 401(k) contributions.  Participant’s vested and nonforfeitable balances will be distributable to the participant upon termination of employment if the balance is less than $1,000.  If the vested balance exceeds $1,000, but it is less than $5,000, the Plan must transfer to an Individual Retirement Account unless the participant elects to receive a distribution.  If the vested balance exceeds $5,000, distribution will be made only if the participant consents.

Participant Accounts – Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, any Company matching contribution, allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options – Participants are able to change their investment options in 1% increments, 12 times per quarter.  A complete listing of investment options is available in the attached supplemental schedule: Schedule of Assets (Held at End of Year).

Participant Loans – The Plan permits a participant to borrow from his or her individual account an amount limited to 50% of the vested account balance, up to $50,000.  The minimum loan amount is $1,000.  Interest at prevailing market rates (ranging from 3.25% to 8.75% as of December 31, 2009 and 4.00% to 9.50% as of December 31, 2008) is charged on the loan.  Only one loan is allowed at any time, and the maximum term is five years, unless the loan is used for the acquisition of the participant’s primary residence, for which the term of the loan may be extended beyond the five year period.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting periods.  Actual results could differ from these estimates.

Risks and Uncertainties – The Plan invests in various investment instruments, including mutual funds, a common collective trust, a pooled separate account and common stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.  Shares of stock and mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Common collective trust funds and pooled separate accounts are stated at fair value as determined by the issuer of the common collective trust or pooled separate funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in benefit-responsive investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.  Participant loans are valued at the outstanding loan balances.

The M&I Stable Principal Fund is a stable value fund.  The M&I Stable Principal Fund is primarily invested in traditional and synthetic guaranteed investment contracts.  Traditional contracts are typically issued by insurance companies or banks and are essentially nonmarketable deposits with the issuing entity.  The issuer is contractually obligated to repay the principal and stated interest.  The repayment of a traditional contract is the sole responsibility of the issuing entity.

 In the case of a synthetic guaranteed investment contract, the fund purchases high-quality debt obligations and enters into contractual arrangements with third parties to provide a guarantee of book (contract) value and specified interest.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

In accordance with Financial Accounting Standards Board Staff Position, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis and is not affected by the FSP.  Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Benefit Payments – Benefit payments to participants are recorded when paid.  Amounts payable to participants who elected to withdraw from the Plan but had not been paid were $86,192 and $8,816 at December 31, 2009 and 2008, respectively.

Administrative Expenses – The Plan pays all administrative expenses.

Plan Termination – The Company may terminate the Plan at any time.  Distribution upon termination or complete discontinuance of contributions will be made in a manner selected by the Trustee.  Presently, the Company has no intention to terminate the Plan.  In the event that the Plan is terminated, participants would become 100% vested in their accounts.

3.	INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets as of December 31, 2009 and 2008.  All investments are participant directed.
	2009	2008
M&I Stable Principal Fund*	$41,521,474	$42,460,496

Regal Beloit Corporation Stock*	21,535,051	17,041,624

Dodge & Cox Balanced Fund	19,856,257	15,970,483

Pimco Total Return Fund	13,305,416	8,444,059

Vanguard Institutional Index Fund	11,943,620	8,918,671

American Growth Fund of America	11,178,585	7,856,615

*Represents a party-in-interest

During the years ended December 31, 2009 and 2008, the Plan’s investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2009	2008

Regal Beloit Corporation Stock*	$6,456,937	$(2,382,930)
Pooled Separate Account*	(71,654)	-
Mutual Funds	18,694,950	(38,780,272)
	$25,080,233	$(41,163,202)
*Represents a party-in-interest.

4.	PLAN INVESTMENT CLASSIFICATIONS

In accordance with the Financial Accounting Standards Board’s statement on Fair Value Measurements, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets, Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available, and Level 3, which refers to securities valued based on significant unobservable inputs.  As required by the statement on Fair Value Measurements, at December 31, 2009 and December 31, 2008, the Plan’s portfolio investments were classified as follows based on fair values:

	Assets Held Inside the Plan Fair Value Measurements at Reporting Date Using
	12/31/2009	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$59,635,494	$59,635,494	$-	$-
International equity funds	8,753,717	8,753,717	-	-
Balanced funds	19,856,257	19,856,257	-	-
Fixed income funds	13,305,416	13,305,416	-	-
Common collective trust funds:
Fixed income funds	41,521,474	-	41,521,474	-
Regal Beloit Corporation Stock	21,535,051	21,535,051	-	-
Participant loans	3,685,109	-	3,685,109	-
Money market funds	507,289	507,289	-	-
Pooled separate account	155,268	-	-	155,268
Total	$168,955,075	$123,593,224	$45,206,583	$155,268

	12/31/2008	Level 1	Level 2	Level 3
Registered investment companies:
U.S. equity funds	$41,443,118	$41,443,118	$-	$-
International equity funds	4,885,323	4,885,323	-	-
Balanced funds	15,970,483	15,970,483	-	-
Fixed income funds	8,444,059	8,444,059	-	-
Common collective trust funds:
Fixed income funds	42,460,496	-	42,460,496	-
Regal Beloit Corporation Stock	17,041,624	17,041,624	-	-
Participant loans	3,663,302	-	3,663,302	-
Money market funds	564,289	564,289	-	-
Total	$134,472,694	$88,348,896	$46,123,798	$-

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009:

Pooled separate account
Balance, December 31, 2008	$-
Transfers in	226,922
Unrealized losses	(71,654)
Balance, December 31, 2009	$155,268

5.	PARTICIPANT ACCOUNTING

Participant recordkeeping is performed by Marshall & Ilsley Trust Company (“M&I”).  For all investment programs other than the Regal Beloit Corporation Unitized Stock Fund (the “Fund”), M&I maintains participant balances on a share method.  Participant investments in the Fund are accounted for on a unit value method.  The unit value for the Fund is computed based on the share price, dividend information, and the value of the Fund’s short term investments.  At December 31, 2009 and 2008, the Plan held 340,131 units and 377,253 units, respectively, of the Fund.  The Fund invests in shares of Regal Beloit Corporation common stock and held 414,614 shares and 456,042 shares at December 31, 2009 and 2008, respectively.  In addition to Regal Beloit Corporation common stock, the Fund also invests in the Marshall Money Market Fund.  Dividend income recorded by the fund for the years ended December 31, 2009 and 2008 was $285,853 and $265,423, respectively.

6.	INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee.  The Trustee received an opinion letter from the Internal Revenue Service (IRS), dated November 27, 2001, which states that the prototype document satisfies the applicable provisions of the IRC.  The Plan has been amended since receiving the determination letter.  The Plan received a favorable IRS determination letter from the IRS on June 3, 2010.  The Company and Plan’s management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and a common collective trust fund managed by Marshall & Ilsley Trust Company, (M&I) and are shares of a pooled separate account managed by Principal Financial Group, (Principal).  M&I and Principal are the trustees of the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management and recordkeeping service are included as a reduction of the return earned by each fund.  In addition, the Plan invests in securities of the Company.  These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

8.	RECONCILIATION OF FINANCIEL STATEMENTS TO FORM 5500

The following table reconciles the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets available for Benefits to the Form 5500.

	Year Ended
	2009	2008
Total Net Assets Per Form 5500	$169,107,767	$137,949,108
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	419,409	2,234,763
Defaulted Loans	9,063	9,063
Accrued Administrative Fees	(3,100)	(3,100)

Net Assets Per Statement of Net Assets
Available for Benefits	$169,533,139	$140,189,834

	Year Ended
	2009
Net Increase Per Form 5500	$31,158,659

Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(1,815,354)

Net Increase Per Statements of Changes in Net Assets
Available for Benefits	$29,343,305
* * * * * *

SUPPLEMENTAL SCHEDULES

FURNISHED PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Fair Value
Marshall Prime Money Market*	Money Market	$507,289

M&I Stable Principal Fund*	Common Collective Trust Fund	41,521,474

Regal Beloit Corporation Stock*	Common Stock	21,535,051

Dodge & Cox Balanced Fund	Mutual Fund	19,856,257

Vanguard Institutional Index FD	Mutual Fund	11,943,620

Pimco Total Return Fund	Mutual Fund	13,305,416

American Growth Fund of America	Mutual Fund	11,178,585

Allianz NFJ Dividend Value Fund	Mutual Fund	5,635,838

Baron Asset FD Growth/Income FD	Mutual Fund	7,079,611

Eagle Mid Cap Stock Fund Cl A	Mutual Fund	5,349,497

Dodge & Cox International Stock FD	Mutual Fund	6,849,264

Goldman Sachs Mid Cap Value Fund	Mutual Fund	5,701,578

Vanguard Target Retirement 2015 FD	Mutual Fund	3,404,536

Vanguard Target Retirement 2025 FD	Mutual Fund	2,987,465

Vanguard Target Retirement 2005 FD	Mutual Fund	1,401,744

Wells Fargo Advantage Small Cap FD	Mutual Fund	2,893,812

Artisan International FD	Mutual Fund	1,904,454

Vanguard Target Retirement 2035 FD	Mutual Fund	1,268,916

Vanguard Target Retirement 2045 FD	Mutual Fund	790,291

Principal Real Estate Inv. US Prop. Sep. Acct.*	Pooled Separate Account	155,268

Loans to Participants (Interest rates ranging from 3.25% to 8.75%, maturing through 9/15/2018)*	Participant Loans	3,685,109
TOTAL ASSETS (HELD AT END OF YEAR)		$168,955,075
*Represents a party-in-interest.

REGAL BELOIT CORPORATION
RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, QUESTION 4a—
DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2009
Question 4a "Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102," was answered "yes."

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Description of Transactions	Amount

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The December 24, 2008 contribution was deposited on January 2, 2009.	$1,416

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 2, 2009 contribution was deposited on January 14, 2009.	$27,568

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The January 30, 2009 contribution was deposited on February 9, 2009.	$1,337

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The March 20, 2009 contribution was deposited on March 31, 2009.	$26,646

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The March 31, 2009 contribution was deposited on April 8, 2009.	$115,151

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The June 19, 2009 contribution was deposited on July 1, 2009.	$17,866

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The August 31, 2009 contribution was deposited on September 8, 2009.	$6,101

Regal Beloit Corporation	Employer/Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The November 30, 2009 contribution was deposited on December 9, 2009.	$1,483

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 28, 2010	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

		By:	REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN ADMINISTRATIVE COMMITTEE

		By:	\s\ Paul J. Jones
Paul J. Jones Vice President, General Counsel and Secretary

EXHIBIT INDEX

REGAL BELOIT CORPORATION RETIREMENT SAVINGS PLAN

FORM 11-K

FOR THE YEAR ENDED DECEMBER 31, 2009

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm